SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Telefonica Brasil S.A.

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

87936R205

(CUSIP Number)

12/31/2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87936R205	13G

1	NAME OF REPORTING PERSON Artisan Partners Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 45,046,390
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 48,141,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,141,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (see Instructions) IA

CUSIP No. 87936R205	13G

1	NAME OF REPORTING PERSON Artisan Investments GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 45,046,390
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 48,141,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,141,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 87936R205	13G

1	NAME OF REPORTING PERSON Artisan Partners Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 45,046,390
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 48,141,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,141,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 87936R205	13G

1	NAME OF REPORTING PERSON Artisan Partners Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 45,046,390
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 48,141,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,141,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (see Instructions) HC

Item 1(a)	Name of Issuer:

Telefonica Brasil S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Avenida Engenheiro Luis Carlos Berrini, 1376, 28 andar, 04571-936 Sao Paulo, SP, Brazil

Item 2(a)	Name of Person Filing:

Artisan Partners Limited Partnership (“APLP”)

Artisan Investments GP LLC (“Artisan Investments”)

Artisan Partners Holdings LP (“Artisan Holdings”)

Artisan Partners Asset Management Inc. (“APAM”)

Item 2(b)	Address of Principal Business Office:

APLP, Artisan Investments, Artisan Holdings, and APAM are all located at:

875 East Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2(c)	Citizenship:

APLP is a Delaware limited partnership

Artisan Investments is a Delaware limited liability company

Artisan Holdings is a Delaware limited partnership

APAM is a Delaware corporation

Item 2(d)	Title of Class of Securities:

American Depositary Shares

Item 2(e)	CUSIP Number:

87936R205

Item 3	Type of Person:

(e) APLP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(g) Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings.

Item 4	Ownership (at 12/31/2022):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

48,141,789

(b)	Percent of class:

2.9% (based on 1,676,938,271 shares outstanding as of 12/31/2021)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or to direct the vote: 45,046,390

(iii)	sole power to dispose or to direct the disposition of: None

(iv)	shared power to dispose or to direct the disposition of: 48,141,789

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/10/2023

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By:	Gregory K. Ramirez*

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Gregory K. Ramirez *

*By:	/s/ Gregory K. Ramirez
Gregory K. Ramirez
Executive Vice President of Artisan Partners Asset Management Inc.
Vice President of Artisan Investments GP LLC

Exhibit Index

Exhibit 1	Joint Filing Agreement dated 2/10/2023 by and among Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 2/10/2023

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By:	Gregory K. Ramirez*

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By:	Gregory K. Ramirez *

*By:	/s/ Gregory K. Ramirez
Gregory K. Ramirez
Executive Vice President of Artisan Partners Asset Management Inc.
Vice President of Artisan Investments GP LLC